UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015; or

☐        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number:

TD Securities USA 401(k) Plan

(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1

TORONTO-DOMINION CENTRE

KING STREET WEST AND BAY STREET

TORONTO, ONTARIO M5K1A2

CANADA

(Address of principal executive offices)

TD SECURITIES USA 401(K) PLAN

Financial Statements

Years Ended December 31, 2015 and 2014

With Report of Independent Registered Public Accounting Firm

TD Securities USA 401(k) Plan

Audited Financial Statements

Years Ended December 31, 2015 and 2014

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Consent of Independent Registered Public Accounting Firm	15

Report of Independent Registered Public Accounting Firm

The Plan Administrator

TD Securities 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of TD 401(k) Retirement Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of TD 401(k) Retirement Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of TD 401(k) Retirement Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, New York

June 15, 2016

TD Securities USA 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2015	2014

Assets
Non-interest bearing cash	$—	$98,082
Investments, at fair value	—	165,027,604
Total investments	—	165,125,686

Notes receivable from participants	—	1,337,607
Employer core contributions receivable	—	2,918,900
Employer matching contributions receivable	—	1,315,319
Total receivables	—	5,571,826
Total Assets	—	170,697,512

Liabilities
Accrued expenses	—	36,904
Total liabilities	—	36,904

Net assets available for benefits	$—	$170,660,608

See accompanying Notes to Financial Statements.

TD Securities USA 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2015	2014
Additions
Additions to net assets attributed to:
Net appreciation (depreciation) in fair value of investments	$(6,196,261)	$5,246,670
Interest, dividends, other	7,592,928	5,308,493
Net investment income	1,396,667	10,555,163

Contributions:
Participant	9,530,811	6,763,533
Employer	4,740,704	6,932,730
Employee rollovers	2,067,103	1,620,155
Total contributions	16,338,618	15,316,418

Transfer of assets	13,611,569	762,959

Total additions	31,346,854	26,634,540

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	12,628,809	16,621,292
Administrative expenses	38,407	40,044
Total deductions before transfer out	12,667,216	16,661,336

Transfer of assets to TD 401(k) Retirement Plan (See Note 1)	189,340,246	—
Total deductions	202,007,462	16,661,336
Net increase (decrease) in net assets available for benefits	(170,660,608)	9,973,204

Net assets available for benefits
Beginning of year	170,660,608	160,687,404
End of year	$—	$170,660,608

See accompanying Notes to Financial Statements.

TD Securities USA 401(k) Plan

Notes to Financial Statements

December 31, 2015

1. Description of the Plan

The TD Securities USA 401(k) Plan (the “Plan”) was a defined contribution plan sponsored by The Toronto-Dominion Bank. The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan’s provisions. Capitalized terms used herein but not defined shall have the meaning attributed to them in the Plan document.

General

The Plan as amended and restated effective January 1, 2009, was a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The TD Securities USA 401(k) Plan was amended November 1, 2015 and merged into and made a part of the TD 401(k) Retirement Plan (formerly the TD Bank 401(k) Retirement Plan) effective December 31, 2015. Assets transferred from the Plan into the TD 401(k) Retirement Plan, including all investments, cash, notes receivable from participants, net of accrued expenses, totaled $188.6 million and were measured at fair value. Since both plans were administered by T. Rowe Price, had identical investment offerings, and participants’ investment and contribution elections remained the same, the merger of the two plans was an administrative change only. The plan merger was included in the November 1, 2015 amendment.

Plan Administration

The Plan was administered by The Toronto-Dominion Bank (the “Plan Administrator”). The Plan Administrator assigned the record-keeping, trustee and custodial responsibilities of the Plan to T. Rowe Price, who also served as Trustee of the Plan.

Contributions

Employees were eligible to contribute to the Plan on the first day of the month following (or coincident with) completion of one month of employment. Employees were automatically enrolled upon becoming eligible for the plan. The automatic rate of Compensation Reduction Contribution, as defined in the Plan document, was 4% and increased automatically by 1% each January 1 (but not in excess of 8%). Participants could change their Contribution Reduction Contribution, or opt out of the Plan at any time.

Participants could contribute to the Plan, on a pre-tax basis, up to 50% of their eligible compensation. Eligible compensation considered for this purpose met the standards defined by the Internal Revenue Code (the “Code”) for safe harbor plans and includes, but was not limited to, regular earnings, commissions, bonuses and incentives.  Participants could also roll over distributions they received from a prior employers’ qualified defined benefit or defined contribution plan.

1. Description of the Plan (continued)

Participants were eligible for Company matching contributions on the first of the month following(or coincident with) completion of twelve months of service.  The Company match was designed to meet the standards for safe harbor treatment as defined by the Code. The Company matched 100% of the participant contributions up to the first 3% of eligible compensation and 50%  on the next 3% of eligible compensation.  The Company Matching contributions for 2015 and 2014 totaled $3.8 million and $4.0 million, respectively.  Participants’ contributions were subject to Code limitations, which were $18,000 and $17,500 for 2015 and 2014, respectively.  Catch-up contributions (within the meaning of Section 414(v) of the Code) could also be made by participants who reach age 50 during the plan year.  Participants were only permitted to make catch-up contributions after they had already contributed the maximum amount for the year.  The catch-up contribution limit was $6,000 and $5,500 for 2015 and 2014, respectively.

The plan also included an employer core contribution from the Company for all eligible employees.  To be eligible for a core contribution, an employee must first have completed one year of service with the Company and been at least 21 years of age.  Once this requirement was met, a participant was eligible for an allocation for the plan year if they were employed on the first and last day of the year, and worked at least 1,000 hours during the year.  The core contribution was determined based on the sum of a participant’s age and years of service (both calculated in whole years on the first day of each year) in accordance with the following schedule:

Years of Age +Years of Service	Core Contribution (percentage of Eligible Cash Compensation)*
Less than 35	2.0%
35 – 44	2.5%
45 – 54	3.0%
55 – 64	4.0%
65 – 69	5.0%
70 or more	6.0%

*Certain minimum contributions could apply

For the years ended December 31, 2015 and 2014, Employer Core Contributions totaled $952,891 and $2,918,900, respectively.

Participant Accounts

Each participant’s account reflected the participant’s contributions, rollovers, and Company contributions as well as earnings or losses on those contributions.  The account was reduced by withdrawals and any applicable direct expenses.

1. Description of the Plan (continued)

Vesting

Participant contributions, any safe harbor employer matching contributions, and any earnings thereon were immediately vested.

Participants whose employment was terminated for any reason other than death or becoming disabled prior to reaching Normal Retirement Age, as defined by the Plan, had a non-forfeitable interest in the value of their core contributions and any earnings thereon in accordance with the following schedule:

Years of Services (as defined by the Plan)	Vested Percentage

Less than 3 years	0%
3 or more years	100%

Notwithstanding the foregoing, any prior Plan balances from merged plans continued to vest in accordance with their respective vesting schedules.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that were recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants was recorded when it was earned. Related fees were recorded as administrative expenses and were expensed when they were incurred. No allowance for credit losses was recorded as of December 31, 2015 or 2014. If a participant ceased to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance was reduced and a benefit payment was recorded.

Participants could borrow from their fund accounts, excluding balances related to core contributions or prior plan profit sharing contribution accounts. The minimum amount that a participant could borrow was $1,000 and the maximum was equal to the lesser of $50,000 or 50% of the account balance. Loans had to be paid over a period of up to five years (up to 15 years for the purchase of a principal residence). The loans were secured by the balance in the Participant’s account and bore interest at a fixed rate established by the Plan Administrator based on the Prime Rate plus 1 percent as reported in The Wall Street Journal on the date that the loan application was processed. There were no loans outstanding at December 31, 2015. Principal and interest were paid through payroll deductions.

1. Description of the Plan (continued)

Benefits

Participants could elect, at any time, to withdraw all or a portion of their account related to a rollover contribution, including earnings on those contributions. After attaining age 59½, participants could withdraw all or part of their participant contributions plus earnings thereon. After attaining age 65, participants could withdraw all or part of their total account balance. In the event of a qualifying hardship, participants could withdraw their participant contributions, rollover contributions, certain balances from prior Plans (as further defined in Plan document) and related earnings.

Benefits (continued)

Upon termination of employment or retirement, participants could elect to take a lump sum distribution or leave their account balance in the Plan. If the participant’s vested account balance was less than $1,000, the participant was paid a single lump sum equal to the value of his or her vested account. In the event of death, the balance in the participant’s account was paid to the designated beneficiary as provided by the Plan.

Participant Investment Options

Each participant had the option of allocating employee and employer contributions into various investment options offered by the Plan. Investment options included mutual funds, a common collective trust fund (the T. Rowe Price Stable Value Common Trust Fund) and common shares of The Toronto-Dominion Bank. Effective January 1, 2014, a participant’s investment direction with respect to future contributions and the reinvestment of all or a portion of their Aggregate Account was subject to a 20 percent limitation on investment in the common shares of The Toronto-Dominion Bank.

Forfeitures

Amounts in which the Participant does not have a vested interest were forfeited by the Participant after five consecutive one-year breaks in service, as defined by the Plan document. For the years ended December 31, 2015 and 2014, employer contributions were reduced by approximately $69,143 and $69,277, respectively, from forfeited accounts. At December 31, 2014, approximately $9,037 of forfeitures from terminated employees were maintained in a separate account and were available to offset future contributions

Voting Rights

Each participant was entitled to exercise voting rights attributable to The Toronto-Dominion Bank shares allocated to his or her account and was notified by the transfer agent prior to the time that such rights were to be exercised. The Trustee was permitted to vote in the best interest of plan participants’ shares for which instructions have not been given by a participant.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and were presented on the accrual basis of accounting.

Management Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan were stated at fair value. Fair value was the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion of fair value measurements.

Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on an accrual basis. Dividends were recorded as of the ex-dividend date. Net appreciation (depreciation) included the Plan’s gains (losses) on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to participants were recorded when paid.

Administrative Expenses

In accordance with the Plan provisions, all eligible administrative expenses would be paid by the Plan unless paid by the Company. For the years ended December 31, 2015 and 2014, administrative expenses that were accrued for or paid directly by the Plan totaled $54,519 and $38,407, respectively. Fees for recordkeeping services and investment management services were paid by the Plan participants indirectly through the Plan’s investment return.

2. Summary of Significant Accounting Policies (continued)

Accounting Changes

The following are accounting pronouncements adopted in the current fiscal year:

Fully Benefit-Responsive Investment Contracts, Plan Investment Disclosures, and Measurement Date Practical Expedient

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: (Part I): Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures and (Part III) Measurement Date Practical Expedient. Part I clarifies that fully benefit-responsive investment contracts are to be measured, presented, and disclosed only at contract value. Under the guidance, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value on the face of the financial statements. Part II eliminates the requirement to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation in fair value of investments by general type.  The net appreciation or depreciation in fair value of investments for the period will still be required to be presented in the aggregate, but will no longer be required to be disaggregated and disclosed by general type. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. This part of the guidance is not applicable to the Plan since the fiscal period coincides with a month-end, December 31.

The guidance is effective for the December 31, 2016 annual reporting period, however the Company elected to fully adopt the applicable requirements of ASU 2015-12 for the December 31, 2015 annual reporting period. The adoption of this guidance did not have a material effect on the financial statements.  Investments as disclosed on the Statement of Net Assets Available for Benefits are now distinguished by those measured at fair value and those measured at contract value. Refer to Note 5 of these financial statements for further discussion of these amounts.

Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820) — Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share practical expedient. This guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share

2. Summary of Significant Accounting Policies (continued)

Accounting Changes (continued)

practical expedient; those disclosures are limited to investments for which the Plan has elected to measure the fair value using that practical expedient. This guidance, which only effects disclosures, becomes effective for the December 31, 2016 annual reporting period, however as permitted, the Company elected to adopt the guidance for the December 31, 2015 annual reporting period. The adoption of this guidance did not have an effect on the financial statements.

3. Federal Income Tax Status

The Plan had received a determination letter from the IRS dated July 20, 2010, stating that the Plan was qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan was required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan was being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, was qualified and the related trust was tax exempt. There was no requirement to apply for a new determination letter at the time of the merger into the TD 401(k) Retirement Plan, which received a favorable determination letter in 2014.

US GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position were recognized when the position was more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken. The Plan recognized no interest or penalties related to uncertain tax positions for the years ended December 31, 2015 or 2014. The Plan was subject to routine audits by taxing jurisdictions; however, there were currently no audits for any tax periods in progress. The Plan Administrator believes it was no longer subject to income tax examinations for years prior to 2011.

4. Administration of Plan Assets

The Plan’s assets, which include The Toronto-Dominion Bank common shares, were held by the Trustee of the Plan. T. Rowe Price serves as the service provider and Trustee for the Plan. T. Rowe Price serves as a directed Trustee who will act based on direction from the Plan Administrator or participants, as appropriate.

Firm contributions were held by the Trustee, who invests contributions received, reinvests interest and dividend income, and processes distributions to participants. Certain administrative functions were performed by officers or employees of the company or its subsidiaries. No such officer or employee received compensation from the Plan. Administrative expenses for the Trustee’s fees were paid directly by the Firm. Other Plan expenses such as loan record-keeping fees and investment fees were paid by the Plan via reductions of participant account balances.

5. Fully Benefit-Responsive Investment Contract

No investment balances were held as of December 31, 2015 in this plan including an investment contract. At December 31, 2014, the traditional investment contract held totaled $170.0 million. This contract met the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expense

With a traditional investment contract, the Plan owns only the contract itself. A traditional investment contract is designed to accrue interest based on crediting rates established by the contract issuers. The traditional investment contract held by the Plan was a guaranteed investment contract. The contract issuer was contractually obligated to repay the principal and interest at a specified interest rate that was guaranteed to the Plan. The crediting rates was based on a formula established by the contract issuer but could not be less than four percent. The crediting rate was reviewed on a quarterly basis for resetting.  The contract could not be terminated before the scheduled maturity date.

The Plan’s ability to receive amounts due in accordance with a fully benefit-responsive investment contract was dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations could be affected by future economic and regulatory developments.

Certain events might have limited the ability of the Plan to transact at contract value with the contract issuer. Such events included the following:

1.              The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.              Premature termination of the contracts

3.              Plan termination or merger

4.              Changes to the Plan’s prohibition on competing investment options

5.              Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations

No events were probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allowed the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may have differed under each contract.  Examples of such events included the following:

1.              An uncured violation of the Plan’s investment guidelines

2.              A breach of material obligation under the contract

3.              A material misrepresentation

4.              A material amendment to the agreements without the consent of the issuer.

6. Fair Value Measurements

US GAAP establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in orderly transaction between market participants at the measurement date (i.e., an exit price). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priory to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under US GAAP were described below:

Level 1                                Unadjusted quoted prices in active markets that were accessible to the reporting entity at the measurement date for identical assets or liabilities.

Level 2                                Inputs other than quoted prices in active markets for identical assets or liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                              Quoted prices for similar assets or liabilities in active markets

•                              Quoted prices for identical or similar assets or liabilities in markets that are not active

•                              Observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                              Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assessment about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The fair value measurement level of the asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used during 2015:

Common stocks: Valued at the closing price reported on the active market on which the individual securities were traded.

Mutual funds and common trust funds: Valued at the net asset value of shares held by the Plan at year end as reported in the active market.

6. Fair Value Measurements (continued)

Common Collective Trust Funds: Unobservable inputs for the asset or liability that were supported by little or no market activity. Level 3 inputs included management’s own assessment about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The methods described above could produce a fair value calculation that would not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods were appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, or amounts that approximate fair value, as of December 31, 2014:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds	$141,161,028	$—	$—	$141,161,028
Common Stocks	8,446,057	—	—	8,446,057
Common Collective Trust Funds	—	15,647,355	—	15,647,355
	$149,607,085	$15,647,355	$—	$165,254,440

No investment balances were held as of December 31, 2015.

7. Related-Party Transactions

The Plan owned 176,770 shares of The Toronto-Dominion Bank common stock valued at $8,446,057 at December 31, 2014, from which the Plan received dividends of $308,339 for the year ended December 31, 2014. It also earned $295,257 in dividends on Toronto-Dominion Bank common stock during 2015. On January 31, 2014, the Toronto-Dominion Bank’s Board of Directors declared a stock dividend of one common share for each issued and outstanding common share, which has the same effect as a two-for-one split of the common shares. These transactions qualified as party-in-interest transactions.

Certain Plan investments were managed and held in trust by T. Rowe Price during 2015 and 2014. This qualifies T. Rowe Price as a party in interest.

8. Risks and Uncertainties

The Plan and its participants invest in various investment securities. The investment securities were exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it was probable that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2015 and 2014 per the financial statements to the Form 5500:

	December 31
	2015	2014

Net assets available for benefits per the financial statements	—	$170,660,608
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	226,836
Net assets available for benefits per the Form 5500	—	$170,887,444

The following was a reconciliation of the change in net assets available for benefits for the years ended December 31, 2015 and 2014 per the financial statements to the Form 5500:

	2015	2014

Net increase (decrease) in net assets available for benefits per the financial statements	$(170,660,608)	$9,973,204
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	44,973
Net increase (decrease) in net assets available for benefits per the Form 5500	$(170,660,608)	$10,018,177

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represented a reconciling item.

The Plan adopted ASU 2015-12 in 2015 as more fully described in Note 2. The Fund described in Note 6 was considered a fully benefit-responsive investment contract. The adjustment to reflect the change as of December 31, 2014 amounted to $226,836, which increased net assets available for benefits from $170,660,608 to $170,887,444. The 2014 Form 5500 was not restated to reflect this adjustment which resulted in the reconciling item noted above

10. Subsequent Events

The Plan was evaluated for the impact of events that occurred subsequent to December 31, 2015 and up to June 15, 2016, the date the financial statements were issued, and no events were required to be recognized in the financial statements.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-142253) pertaining to the TD Securities USA 401(k) Plan of our report dated June 15, 2016, with respect to the financial statements and schedule of the TD 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2015 and 2014.

New York, New York

June 15, 2016

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TD SECURITIES USA 401(K) PLAN

	By:	/s/KATHLEEN G. HARMON
Kathleen G. Harmon
Plan Administrator

Date: June 15, 2016